# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GameSquare Holdings, Inc., CIK 0001714562
CUSIP: 36468G103
Title of class of securities: Common Shares, par value of $0.0001
Address of issuer's principal executive offices: 6775 Cowboys Way, Ste. 1335, Frisco, Texas (TX), 75034
Date of event which requires filing of this statement: 03/04/2025
Amends the filing with accession number 0001193125-24-211067
Filed by CIK 0001040463
Persons authorized to receive notices and communications: Jennifer Terrell, 3230 Camp Bowie Blvd., Suite 800, Fort Worth, Texas (TX), 76107, 817-509-3958

## Reporting persons
- John C. Goff (CIK 0001040463): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 6,342,653; sole dispositive power 0; shared dispositive power 6,342,653; aggregate amount beneficially owned 6,342,653 (16.5% of the class)
- Travis Goff (CIK 0001813595): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 187,135; shared voting power 0; sole dispositive power 187,135; shared dispositive power 0; aggregate amount beneficially owned 187,135 (0.5% of the class)
- John C. Goff 2010 Family Trust (CIK 0001743461): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 6,342,653; sole dispositive power 0; shared dispositive power 6,342,653; aggregate amount beneficially owned 6,342,653 (16.5% of the class)
- Goff Capital, Inc. (CIK 0001682344): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 221,227; sole dispositive power 0; shared dispositive power 221,227; aggregate amount beneficially owned 221,227 (0.6% of the class)
- Goff Family Investments, LP (CIK 0001813596): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 221,227; sole dispositive power 0; shared dispositive power 221,227; aggregate amount beneficially owned 221,227 (0.6% of the class)
- JCG 2016 Management, LLC (CIK 0001687041): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 6,121,426; sole dispositive power 0; shared dispositive power 6,121,426; aggregate amount beneficially owned 6,121,426 (16% of the class)
- JCG 2016 Holdings, LP (CIK 0001687040): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 6,121,426; sole dispositive power 0; shared dispositive power 6,121,426; aggregate amount beneficially owned 6,121,426 (16% of the class)
- Goff Jones Strategic Partners, LLC (CIK 0001974099): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,964,029; sole dispositive power 0; shared dispositive power 4,964,029; aggregate amount beneficially owned 4,964,029 (12.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value of $0.0001
Name of issuer: GameSquare Holdings, Inc.
Address of issuer's principal executive offices: 6775 Cowboys Way, Ste. 1335, Frisco, Texas (TX), 75034
Comment: This Amendment No. 4 ("Amendment No. 4") is being filed by Goff Family Investments, LP ("Family Investments"), Goff Capital, Inc. ("Goff Capital"), John C. Goff 2010 Family Trust ("Goff Family Trust"), JCG 2016 Holdings, LP ("Holdings"), JCG 2016 Management, LLC ("Holdings GP"), Goff Jones Strategic Partners, LLC (f/k/a Goff & Jones Lending Co, LLC) ("Goff Jones"), Travis Goff and John C. Goff (each a "Reporting Person" and, collectively, the "Reporting Persons"), and amends and supplements the statement on Schedule 13D filed on April 20, 2023 (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Original Schedule 13D, filed on October 23, 2023, Amendment No. 2 to the Original Schedule 13D, filed on March 11, 2024, and Amendment No. 3 to the Original Schedule 13D, filed on August 30, 2024 (the "Prior Amendments" and, together with the Original 13D and this Amendment No. 4 , this "Schedule 13D") relating to the common shares, par value of $0.0001 (the "Common Shares"), of GameSquare Holdings, Inc. (the "Issuer"). This Amendment No. 4 is being filed to reflect a greater than 1% decrease in the percentage of Common Shares beneficially owned by certain of the Reporting Persons as a result of a change in the number of outstanding Common Shares of the Issuer, as reported by the Issuer in its Registration Statement on Form S-3 filed with the Securities and Exchange Commission on March 4, 2025. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Original Schedule 13D, as amended by the Prior Amendments. All capitalized terms used in this Amendment No. 4 and not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D, as amended by the Prior Amendments.

## Item 2. Identity and Background
Name of person filing: Family Investments, Goff Jones, John C. Goff, Travis Goff, Holdings GP, Holdings, Goff Capital, Goff Family Trust
Residence or business address: 3230 Camp Bowie Blvd. Suite 800, Fort Worth, TX 76107
Present principal occupation or employment: The principal business of John C. Goff is investing in and managing securities and real estate assets. The principal business of Travis Goff is serving as an executive of investment companies.
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: None.
Citizenship: Each of the Reporting Persons, except Family Investments, Goff Jones, John C. Goff and Travis Goff, is organized under the laws of the State of Texas. Each of Family Investments and Goff Jones is organized under the laws of the State of Delaware. John C. Goff and Travis Goff are citizens of the United States.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) - 5(b) of the Schedule 13D are amended and restated to read as follows:

The response of the Reporting Persons to rows 7 through 13 on the cover pages of this Schedule 13D are incorporated by reference herein.

Holdings is the record holder of 1,157,397 Common Shares, which represents approximately 3.1% of Common Shares outstanding, based on 37,693,228 Common Shares of the Issuer outstanding as reported by the Issuer in its Registration Statement on Form S-3 filed with the Securities and Exchange Commission on March 4, 2025. Travis Goff is the record holder of 50,429 Common Shares, 131,311 options which are currently exercisable for Common Shares, and 5,395 warrants which are currently exercisable for Common Shares, which represents approximately 0.5% of Common Shares outstanding on an as-converted basis. Family Investments is the record holder of 221,227 Common Shares, which represents approximately 0.6% of Common Shares outstanding. Goff Jones is the record holder of 4,316,547 Common Shares and 647,482 warrants which are currently exercisable for Common Shares, which represents approximately 12.9% of Common Shares outstanding. Goff Capital, as general partner to Family Investments, may be deemed to beneficially own the securities held of record by Family Investments. Holdings exercises shared voting and dispositive control over the Issuer's securities held by Goff Jones and may be deemed to beneficially own the securities held of record by Goff Jones. Holdings GP, as general partner to Holdings, may be deemed to beneficially own the securities held of record by Holdings and Goff Jones. Goff Family Trust is the sole shareholder of Goff Capital and Holdings GP and may be deemed to beneficially own the securities held of record by Holdings, Family Investments and Goff Jones. John C. Goff is the sole trustee of the Goff Family Trust, and consequently, he may be deemed to beneficially own the securities held of record by Holdings, Family Investments and Goff Jones. Each of Holdings, Travis Goff, Family Investments, Goff Jones, Goff Capital, Holdings GP, Goff Family Trust and John C. Goff disclaims beneficial ownership of all such securities except to the extent of his, her or its pecuniary interest therein, if any.

## Signatures
- John C. Goff: /s/ John C. Goff, /s/ (03/14/2025)
- Travis Goff: /s/ Travis Goff, /s/ (03/14/2025)
- John C. Goff 2010 Family Trust: /s/ John C. Goff, Sole Trustee (03/14/2025)
- Goff Capital, Inc.: /s/ John C. Goff, Chief Executive Officer (03/14/2025)
- Goff Family Investments, LP: /s/ John C. Goff, Chief Executive Officer, Goff Capital, Inc., as General Partner (03/14/2025)
- JCG 2016 Management, LLC: /s/ John C. Goff, Chief Executive Officer (03/14/2025)
- JCG 2016 Holdings, LP: /s/ John C. Goff, Chief Executive Officer, JCG 2016 Management, LLC, as General Partner (03/14/2025)
- Goff Jones Strategic Partners, LLC: /s/ Travis Goff, Authorized Representative (03/14/2025)